United States securities and exchange commission logo





                               November 19, 2021

       Adam K. Peterson
       Co-Chairman, Co-Chief Executive Officer and Co-President
       Yellowstone Acquisition Co.
       1601 Dodge Street, Suite 330
       Omaha, NE 68102

                                                        Re: Yellowstone
Acquisition Co.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed October 22,
2021
                                                            File No. 001-39648

       Dear Mr. Peterson:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       Questions and Answers About the Business Combination and Special Meeting, page 16

   1. We note your disclosure on pages 19, 92, 138, 197 and 201 that your sponsor, initial stockholders, and
directors and officers have agreed to waive their liquidation rights as well as redemption
rights with respect to their shares held in Yellowstone. Please revise your disclosure to
provide a description of any consideration given in exchange for this agreement.
       Do any of YAC's directors or officers or the Sponsor have interests that may conflict with the interests of YAC's stockholders . . . , page 19

   2. Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if
public Yellowstone shareholders experience a negative rate of return in the post-business
combination company.
 Adam K. Peterson
FirstName LastNameAdam
Yellowstone Acquisition Co.K. Peterson
Comapany 19,
November  NameYellowstone
              2021           Acquisition Co.
November
Page 2    19, 2021 Page 2
FirstName LastName
3. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination.
         Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company's officers and directors, if material.
4. Please revise to explicitly highlight the risk that the sponsor will benefit from the completion of the business combination and may be incentivized to complete the acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidated.
What voting interests will YAC's current stockholders, the Initial YAC Stockholders, BOC YAC investors in a Subsequent PIPE . . . , page 20

5. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios that also includes interim redemption levels.
6. We note that the cover page of your proxy statement indicates that Yellowstone shareholders will have the same equity interest in Sky as represented by their voting interest in the company post-combination. Please include such information in this section and expand to provide similar information with respect to each class of investor in the table.
Summary of the Proxy Statement, page 27

7. Please revise to highlight that in addition to the conflicts disclosed here, the sponsor, officers and directors will be reimbursed for out of pocket expenses related to pursuing an initial business combination.
8. Please revise the organizational chart on page 33 to clarify the voting interests held by each entity or class of investor in addition to the respective economic interests. We note that the narrative following the chart indicates that the chart represents scenarios where there is no redemption of Class A common stock and maximum redemption of Class A common stock, however, the chart itself appears to only depict the scenario of no redemptions. Please revise or advise.
Conditions to the Closing of the Business Combination, page 41

9. We note footnote (1) to the Use of Proceeds table on page 41. Please revise to clarify if the deferred underwriter commission is contingent on the completion of the business combination.
Risk Factors, page 48

10. Please disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks
 Adam K. Peterson
Yellowstone Acquisition Co.
November 19, 2021
Page 3
         should include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
11. We note multiple risk factors relating to shareholder dilution. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions
Sky's rental income will initially be concentrated within a small number of tenants . . ., , page 52

12. Please identify the two largest tenants that contributed approximately 80% of your revenues.
Proposal No. 1 The Business Combination Proposal, page 94

13. We note your choice of forum provision disclosure on page 106. Please revise this section to make it consistent with your disclosure regarding exclusive forum provisions elsewhere in the proxy statement. In this respect, we note that this discussion does not clarify the applicability of the provision to claims made under the federal securities laws, however, disclosure elsewhere indicates that you will also have a provision that provides for the exclusive federal jurisdiction for claims made pursuant the Securities Act. Please revise for consistency and clarity throughout.
14. On page 118 as well as pages 136, F-13 and F-31 we note the reference to a lead investor that was sold an interest in BOC Yellowstone II LLC. Please provide the identity of this lead investor.
15. We note within your disclosure on pages 119 and 123 you reference projections provided by Sky to Yellowstone. Please disclose these projections and discuss in detail how the projections were considered and used by management and the board in evaluating the transaction.
16. We note that that the board considered the CBRE study conducted in relation to the Sky
         Bond Financing and Sky business model in evaluating the transaction. Please revise to briefly summarized the nature of CBRE study.
17. We note your disclosure on page 124 references discussions with multiple financial advisors regarding obtaining a fairness opinion. Please disclose whether Yellowstone retained a financial advisor in connection with this business combination and the level of diligence performed by the financial advisor if one was retained by Yellowstone.
FirstName LastNameAdam K. Peterson
18. We note that you entered into four signed indications of interest, including with Sky. To
Comapany NameYellowstone Acquisition Co.
       provide investors with better context to why you ultimately pursued the transaction with
November
       Sky,19,  2021briefly
             please Page 3describe the business of the other three entities. FirstName LastName
 Adam K. Peterson
FirstName LastNameAdam
Yellowstone Acquisition Co.K. Peterson
Comapany 19,
November  NameYellowstone
              2021           Acquisition Co.
November
Page 4    19, 2021 Page 4
FirstName LastName
Other Information About SHG Corporation, page 146

19. We note your disclosure at the top of page 164 that the business of SHG is not dependent on one specific tenant and the loss of a tenant would not have a material adverse effect on the business. Please reconcile this statement with the disclosure provided by the risk factor you cross reference in that statement which provides that two current tenants comprise 89% of the revenue of Sky Harbor LLC for 2021 and that the loss of a tenant could have a material adverse effect on the business.
20. We note your disclosure on page 49 providing that "the terms of the current tenant leases range from three to ten years, with most leases having a five year term." Please revise to disclose the number of currently executed tenant leases that Sky has in place and provide a a schedule of lease expirations for your completed hangers. Please also disclose average rent per square foot for your completed hangers.
Management's Discussion and Analysis of Financial Condition and Results of Operations of Sky, page 167

21. We note your disclosure on page 172 regarding the results of operations for the six months ended June 30, 2010 and June 30, 2021 as it relates to interest and expenses appears to provide the year-end results. Please revise to provide results for the six months ended or advise.
SHG Corporation Management After the Business Combination, page 183

22. We note that page 178 provides that Yellowstone intends to nominate Mr. Bronczek for a director position with SHG following the business combination. Please revise to identify
         Mr. Bronczek as a director nominee in this section or advise. Beneficial Ownership of Securities, page 194

23. Please disclose the individual(s) that have voting power over the shares held by the entities listed within the beneficial ownership of securities table on page 194.
 Adam K. Peterson
FirstName LastNameAdam
Yellowstone Acquisition Co.K. Peterson
Comapany 19,
November  NameYellowstone
              2021           Acquisition Co.
November
Page 5    19, 2021 Page 5
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Babette Cooper at (202) 551-3396 or Wilson Lee at (202) 551-3468 if
you have questions regarding comments on the financial statements and related matters. Please contact Austin Wood at (202) 551-6001 or Erin E. Martin at (202) 551-3391 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction